ZenaTech’s Quantum Computing “Sky Traffic” Project Demonstrates High Accuracy in Initial Testing Leading to Expansion of Team and AI Drone Applications for Commercial and Defense

Vancouver, British Columbia, (February 19, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces positive results from initial testing and an update on its Quantum Computing Sky Traffic project. An initial test using the Company’s AI algorithms and quantum computing to predict weather has resulted in a high level of accuracy for the parameters tested including actual temperatures verses predicted temperatures in the test which used 2016 data.

Due in part to these encouraging results, ZenaTech is now growing its internal team over the next two months. As part of the ramp up, the Company is adding additional quantum, AI and hardware engineers, and optimization specialists and is engaged in recruiting staff from physics facilities at international universities, including researchers, instructors, and Ph.D. candidates.

“The Sky Traffic project leverages AI and quantum computing to process vast data streams to improve the accuracy and speed of weather forecasting that can also apply to the innovation of many other commercial and defense applications utilizing drones. Our hiring strategy focuses on assembling a multidisciplinary team of quantum and AI specialists, and hardware and aerospace engineers to help us revolutionize autonomous drones. By combining quantum algorithms with advanced machine learning, we can optimize navigation, decision-making, and real-time data processing for next-generation aerial intelligence,” said CEO Shaun Passley, Ph.D.

ZenaTech launched the Sky Traffic project in November 2024, which will utilize its AI drones, quantum computing, and specialized quantum and AI teams to develop and test advanced applications for traffic management, weather forecasting, wildfire management and defense applications using large datasets, Amazon Web Services, and computing devices and platforms.

AI Drones are used in weather forecasting to collect real-time atmospheric data from hard-to-reach areas, such as storm systems or remote regions, providing valuable input for weather models. Quantum computers can then analyze this vast and complex data much faster and more accurately, improving weather predictions and enhancing the ability to forecast extreme events like hurricanes, tornadoes, or wildfires.

AI and quantum computing can work together to make defense drones smarter, faster, and more efficient using a single drone or a swarm of multiple drones. AI helps drones analyze data, recognize objects, and make decisions on their own, while quantum computing can process massive amounts of information much faster than regular computers. For example, a defense drone using AI can detect enemy movement, but adding quantum computing allows it to analyze complex battlefield data instantly and find the best flight path or strategy in real time. This combination improves reaction speed, mission accuracy, and overall drone performance, making them more effective for surveillance, reconnaissance, and security operations.

Quantum computing is an emergent field of cutting-edge computer science harnessing the unique qualities of quantum mechanics to solve problems beyond the ability of even the most powerful classical computers of today, to process massively complicated mathematical problems and data at orders of magnitude faster speeds.

The ZenaDrone 1000 is a multifunction autonomous drone, in a VTOL (Vertical Takeoff and Landing) quadcopter design with eight rotors; it is considered a medium-sized drone measuring 12X7 feet in size. It is designed for stable flight, maneuverability, heavy lift capabilities up to 40 kilos, incorporating innovative software technology, AI, sensors, and purpose-built attachments, along with compact and rugged hardware engineered for industrial and defense use for a variety of inspection, surveillance or tracking applications.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.